September 28, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Macrovision Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 2, 2006

Forms 8-K filed February 15, 2006, May 2, 2006 and June 28, 2006

File No. 000-22023

Dear Ms. Collins:

Set forth below are the responses of Macrovision Corporation (“Macrovision” or the “Company”) to the September 5, 2006 comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) regarding the above-referenced Company filings, and supplements our response to the Commission’s original July 19, 2006 comment letter. For reference purposes, the text of each of the Commission’s numbered comments has been provided herein in bold. Our responses follow each of the comments. Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in your letter.

Form 8-K filed February 15, 2006, May 2, 2006 and August 1, 2006.

1.	Please refer to comment 5 in our letter dated July 19, 2006. We have reviewed your response, including Attachment A, and note the reference to “core” operating costs and performance. Explain what you mean by “core” operating costs and performance. In this regard, explain why excluding certain charges (e.g. equity based compensation, amortization of intangibles from acquisitions) is indicative of the Company’s “core” operating costs and performance. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operating costs and performance.

The Company’s “core operating costs and performance” represents non-GAAP financial measures that management uses to make business decisions. Accordingly, management excludes from “core operating costs and performance” those items, such as those relating to amortization of intangibles from acquisitions and equity based compensation, which management does not use to make business decisions because it does not believe they are reflective of such ordinary, ongoing and customary course business operation activities. The Company’s management evaluates and makes operating decisions about its business operations primarily based on revenue and the core costs of those business operations. In future filings, we will include this additional description when we are referring to our “core operating costs and performance.”

As a supplement to the Company’s earlier correspondence with the Commission, the Company believes that providing this “core” information to its investors, in addition to our GAAP presentation, allows investors to see Company results “through the eyes” of management—i.e., in the manner in which management evaluates the Company’s own operations.

Purchased intangible assets consist primarily of customer contracts and lists, developed technology, patents and products, trademarks and trade names purchased in connection with acquisitions. The Company incurs charges relating to the amortization of these intangibles, and those charges are included in the Company’s GAAP presentation of earnings from operations and earnings per share. Amortization charges for the Company’s purchased intangible assets are inconsistent in amount and frequency and are significantly impacted by the timing and magnitude of the Company’s acquisitions. Consequently, we exclude these charges for purposes of calculating these non-GAAP measures to facilitate a more meaningful evaluation of the Company’s current operating performance and comparisons to the Company’s past operating performance.

Management excludes the impact of equity-based compensation to help it compare current period operating expenses against the operating expenses for prior periods and to eliminate the effects of this non-cash item, which, because it is based upon estimates on the grant dates may bear little resemblance to the actual values realized upon the future exercise, expiration, termination or forfeiture of the stock-based compensation, and which, as it relates to stock options and stock purchase plan shares, is required for GAAP purposes to be estimated under valuation models, including the Black-Scholes model used by Macrovision. Management uses these non-GAAP measures to help it make budgeting decisions between those expenses that affect operating expenses and operating margin (such as research and development, sales and marketing, and general and administrative expenses), and those expenses that affect cost of revenue and gross margin. Further, the availability of non-GAAP financial information helps management track actual performance relative to financial targets, including both internal targets and publicly announced targets. Making this non-GAAP financial information available to investors, in addition to the GAAP information, also helps investors compare the Company’s performance with the performance of other companies in our industry, which use similar financial measures to supplement their GAAP financial information.

2.	Please refer to comment 6 in our letter dated July 19, 2006. We note in your response that you revised your disclosure to take account of our prior comment as reflected in your Attachment A. However, in reviewing this attachment and your 8-K filed on August 1, 2006, it does not appear that our prior comment was taken into account. We have reviewed your response concerning the non-GAAP operating statement columnar format and we continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s been presented. Consequently, we believe it should be removed.

The Commission previously indicated that that the use of the non-GAAP operating statement columnar format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In our prior response, we believed that the enhanced disclosures provided concerning the Company’s use of non-GAAP measures would ameliorate the Commission’s concerns regarding the prominence of the non-GAAP measures. After further review, the Company is prepared to modify its disclosure on a prospective basis to address the Commission’s concerns to initially present in a tabular format our GAAP operating statements, and then, on pages following our GAAP operating statements, present our GAAP and non-GAAP reconciliation presentation. The Company believes that this will address the Commission’s concerns regarding the presentation format of our non-GAAP operations while also preserving for our stockholders and the public the information that our management utilizes in assessing its business performance. An example of this proposed disclosure is provided as Attachment A hereto, in which we have revised our August 1, 2006 press release to reflect this new format.

Please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 562-8495.

Very truly yours,

/s/ Pamela A. Sergeeff
Pamela A. Sergeeff
Senior Corporate Counsel
Macrovision Corporation

Enclosures

cc:	James Budge, Macrovision Corporation

Macrovision Corporation 2830 De La Cruz Blvd. Santa Clara, CA 95050 (408) 562-8400 Main (408) 567-1800 Fax

FOR IMMEDIATE RELEASE

MACROVISION CORPORATION REPORTS SECOND QUARTER

FINANCIAL PERFORMANCE

RECORD SECOND QUARTER REVENUE

SANTA CLARA, Calif. (BUSINESS WIRE)—August 1, 2006—Macrovision Corporation (NASDAQ: MVSN) announced today record second quarter revenues of $58.3 million compared to $44.4 million for the second quarter of 2005. US GAAP net income was $6.2 million compared to $6.1 million for the second quarter of 2005. Diluted GAAP earnings per share for the quarter were $0.12, the same as the comparable quarter in 2005.

Non-GAAP net income was $14.2 million, compared to $8.0 million in the second quarter of 2005. Non-GAAP diluted earnings per share were $0.27, compared to $0.16 in the same quarter of 2005. Second quarter revenue, non-GAAP net income and non-GAAP diluted earnings per share were all record numbers for a second quarter. Non-GAAP net income excludes non-cash items such as amortization of intangibles from acquisitions, impairment on investments, and stock-based compensation charges, as applicable. A reconciliation between net income on a GAAP and non-GAAP basis is provided in tables below.

The Company generated $28 million of cash from operations and its liquid cash and investments at the end of the second quarter were $261 million. The cash from operations were a record for any quarter in the Company’s history.

“We are pleased with our second quarter financial results. We successfully executed another quarter against our financial plan and we remain confident with our full year revenue estimates provided in our first quarter earnings call in May.” said Fred Amoroso, President and CEO of Macrovision. “As we further expanded our security and licensing solutions into digital distribution, commerce and hardware, we gained notable traction with our existing customers and new prospects.”

“We continue to believe that full year 2006 revenue will range between $239 million and $249 million and that non-GAAP operating margins will range between 28 and 30 percent. We are realizing even more profits than previously expected in low tax paying jurisdictions so we are lowering our full year and remainder of the year non-GAAP tax rate to 22%. As a result of the overachievement in non-GAAP operating profits in the second quarter and the lower tax rates in the second quarter through the balance of the year, we are raising our full year fully diluted non-GAAP earnings estimate and now expect a range between $1.10 and $1.14 per share. In the third quarter of 2006, we believe that our revenue will be within a range of $56 million and $58 million and that fully diluted non-GAAP earnings per share will range between $0.19 and $0.21.” added James Budge, Chief Financial Officer. “The fully diluted non-GAAP earnings per share range estimate includes the costs incurred or currently anticipated to be incurred by us in connection with the SEC and US Attorney requests for information regarding our stock option practices that we received. At this point, we do not anticipate any delay in regulatory filings as a result of either of these matters.”

GAAP to Non-GAAP Reconciliation

Macrovision provides non-GAAP financial information to assist investors in assessing its current and future operations in the way that Macrovision’s management evaluates those operations. Non-GAAP earnings is a supplemental measure of Macrovision’s performance that is not required by, and is not presented in accordance with, GAAP. The non-GAAP information does not substitute for any performance measure derived in accordance with GAAP. Macrovision believes that this non-GAAP information provides useful information to investors by excluding the effect of some non-cash expenses that are required to be recorded under GAAP but that Macrovision believes are not indicative of Macrovision’s core operating results, or that are expected to be incurred over a limited period of time.

Macrovision’s management evaluates and makes operating decisions about its business operations primarily based on revenue and the core costs of those business operations. Management does not use the amortization of intangibles from acquisitions, impairment on investments, and equity-based compensation charges when making business decisions. Therefore, management presents non-GAAP financial measures, along with GAAP measures, in this earnings release by excluding these items and other significant unusual items from the period expenses. The income statement line items involved in the adjustment from GAAP to non-GAAP presentation in this earnings release are amortization of intangibles; and the following items that include equity-based compensation charges: (1) cost of revenues; (2) operating expenses, research and development; (3) operating expenses, selling and marketing; and (4) operating expenses, general and administrative. These items in turn affect (1) total cost of revenues; (2) total costs and expenses; (3) operating income; (4) income before income taxes; (5) provision for income taxes; (6) net income; (7) diluted shares for EPS; (8) basic earnings per share and (9) diluted earnings per share. To determine its non-GAAP provision for income taxes, Macrovision recalculates tax based on non-GAAP income before income taxes and adjusts accordingly.

For each such non-GAAP financial measure, the adjustment provides management with information about Macrovision’s underlying operating performance that enables a more meaningful comparison of its financial results in different reporting periods. For example, since Macrovision does not acquire businesses on a predictable cycle, management excludes amortization of intangibles from acquisitions in order to make more consistent and meaningful evaluations of Macrovision’s operating expenses. Management also excludes the effect of impairments on investments for the same reason. Management excludes the impact of equity-based compensation to help it compare current period operating expenses against the operating expenses for prior periods and to eliminate the effects of this non-cash item, which, because it is based upon estimates on the grant dates may bear little resemblance to the actual values realized upon the future exercise, expiration, termination or forfeiture of the stock-based compensation, and which, as it relates to stock options and stock purchase plan shares, is required for GAAP purposes to be estimated under valuation models, including the Black-Scholes model used by Macrovision. Management uses these measures to help it make budgeting decisions between those expenses that affect operating expenses and operating margin (such as research and development, sales and marketing, and general and administrative expenses), and those expenses that affect cost of revenue and gross margin. Further, the availability of non-GAAP financial information helps management track actual performance relative to financial targets, including both internal targets and publicly announced targets. Making this non-GAAP financial information available to investors, in addition to the GAAP information, also helps investors compare Macrovision’s performance with the performance of other companies in our industry, which use similar financial measures to supplement their GAAP financial information.

Management recognizes that the use of these non-GAAP measures has limitations, including the fact that management must exercise judgment in determining which types of charges should be excluded from the non-GAAP financial information. Because other companies, including companies similar to Macrovision, may calculate their non-GAAP earnings differently than Macrovision, non-GAAP measures may have limited usefulness in comparing companies. Management believes, however, that providing this non-GAAP financial information, in addition to the GAAP information, facilitates consistent comparison of Macrovision’s financial performance over time. Macrovision has provided non-GAAP results to the investment community, not as an alternative but as an important supplement to GAAP information, to enable investors to evaluate Macrovision’s core operating performance in the same way that management does. The tables below present the differences between non-GAAP earnings and GAAP net income on an absolute and per share basis.

Dial-in Information

Macrovision will hold an investor conference call on August 1, 2006, at 5:00 p.m. ET. Investors and analysts interested in participating in the conference are welcome to call 800-240-5318 (or international +1 303-205-0033) and reference the Macrovision call.

The conference call can also be accessed via live Webcast at www.macrovision.com or www.fulldisclosure.com (or www.streetevents.com for subscribers) on August 1, 2006 at 5:00 p.m. ET. The on-demand audio Webcast of Macrovision’s earnings conference call can be accessed approximately 1-2 hours after the live Webcast ends.

Investors and analysts interested in listening to a recorded replay of the conference are welcome to call 800-405-2236 (or international +1 303-590-3000) and enter passcode 11065813#. Access to the replay is available through August 2, 2006.

About Macrovision

Macrovision provides distribution, commerce and consumption solutions for software and entertainment content to the home video, PC games, music, cable/satellite, consumer software, and enterprise software industries, Macrovision holds a total of more than 235 issued or pending United States patents and more than 1,200 issued or pending international patents, and continues to increase its patent portfolio with new and innovative technologies in related fields. Macrovision is headquartered in Santa Clara, California, U.S.A. with other offices across the United States and around the world. More information about Macrovision can be found at www.macrovision.com.

©Macrovision 2006. Macrovision is a registered trademark of Macrovision Corporation. All other brands and product names and trademarks are the registered property of their respective companies.

All statements contained herein, including the quotations attributed to Mr. Amoroso and Mr. Budge, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company’s behalf, that are not statements of historical fact, including statements that use the words “will,” “believes,” “anticipates,” “estimates,” “expects,” “intends” or “looking to the future” or similar words that describe the Company’s or its management’s future plans, objectives, or goals, are “forward-looking statements” and are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, the Company’s forecast of future revenues and earnings, the business strategies and product plans of the Company and the impact of certain government reviews of the Company’s stock option practices.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. Among the important factors that could cause results to differ materially are the following: the failure of markets for home video, audio CDs, consumer or enterprise software value management, or markets for the technological protection of copyrighted materials contained in such products, to continue, develop or expand, the failure of the Company’s products to achieve or sustain market acceptance or to meet, or continue to meet, the changing demands of content or software providers and the impact of certain government reviews of our stock option practices. Other factors include those outlined in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and such other documents as are filed with the Securities and Exchange Commission from time to time (available at www.sec.gov). These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new factors emerge from time to time. The Company cannot predict such factors, nor can it assess the impact, if any, of such factors on the Company or its results. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. The Company assumes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

# # #

Investor Contact:

Julie Davey
Macrovision Corporation
+1 (408) 562-8464

MACROVISION CORPORATION

GAAP CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenues:
Licenses	$43,326	$36,104	$88,369	$80,221
Services	15,023	8,310	26,998	15,450

Total revenues	58,349	44,414	115,367	95,671

Cost of revenues:
License fees	2,568	1,333	4,930	2,994
Service fees (1)	8,379	3,666	14,545	7,383
Amortization of intangibles from acquisitions	3,490	2,466	6,733	4,882

Total cost of revenues	14,437	7,465	26,208	15,259

Gross profit	43,912	36,949	89,159	80,412

Operating expenses:
Research and development (1)	14,082	7,925	26,524	16,622
Selling and marketing (1)	17,005	13,027	33,471	25,949
General and administrative (1)	8,634	7,461	17,353	15,887

Total operating expenses	39,721	28,413	77,348	58,458

Operating income	4,191	8,536	11,811	21,954

Impairment losses on investments	—	—	—	(5,822)
Gains on strategic investments	—	—	—	96
Interest and other income, net	2,106	974	4,155	1,911

Income before income taxes	6,297	9,510	15,966	18,139
Income taxes	52	3,440	6,818	6,602

Net income	$6,245	$6,070	$9,148	$11,537

Basic net earnings per share	$0.12	$0.12	$0.18	$0.23

Shares used in calculating basic net earnings per share	52,262	50,502	51,985	50,426

Diluted net earnings per share	$0.12	$0.12	$0.17	$0.22

Shares used in calculating diluted net earnings per share	53,090	51,263	52,679	51,298

____________
(1) Equity-based compensation by category is as follows:

Cost of revenue	$574	$—	$972	$—
Research and development	$2,025	$—	$3,500	$—
Selling and marketing	$2,437	$—	$4,117	$—
General and administrative	$1,695	$—	$3,117	$—

MACROVISION CORPORATION

RECONCILIATION OF GAAP to NON-GAAP FINANCIAL MEASURES

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
GAAP Gross profit	$43,912	$36,949	$89,159	$80,412
Amortization of intangibles from acquisitions	3,723	2,697	7,189	5,349
Equity-based compensation	574	—	972	—

Non-GAAP Gross profit	$48,209	$39,646	$97,320	$85,761

GAAP Operating income	$4,191	$8,536	$11,811	$21,954
Amortization of intangibles from acquisitions	3,723	2,697	7,189	5,349
Equity-based compensation	6,731	—	11,706	—

Non-GAAP Operating income	$14,645	$11,233	$30,706	$27,303

GAAP Net income	$6,245	$6,070	$9,148	$11,537
Amortization of intangibles from acquisitions	3,723	2,697	7,189	5,349
Equity-based compensation	6,731	—	11,706	—
Impairment losses on investments	—	—	—	5,822
Gains on strategic investments	—	—	—	(96)
Income tax effect of Non-GAAP adjustments	(2,530)	(771)	(4,261)	(3,835)
Exclusion of discrete tax items	—	—	3,584	358

Non-GAAP Net income	$14,169	$7,996	$27,366	$19,135

GAAP Diluted EPS	$0.12	$0.12	$0.17	$0.22
Amortization of intangibles from acquisitions	0.07	0.05	0.14	0.10
Equity-based compensation	0.13	—	0.22	—
Impairment losses on investments	—	—	—	0.11
Gains on strategic investments	—	—	—	—
Income tax effect of Non-GAAP adjustments	(0.05)	(0.01)	(0.08)	(0.07)
Exclusion of discrete tax items	—	—	0.07	0.01

Non-GAAP Diluted EPS	$0.27	$0.15	$0.52	$0.37

Shares used in calculating diluted net earnings per share	53,090	51,263	52,679	51,298

MACROVISION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2006	December 31, 2005

ASSETS
Cash and cash equivalents	120,441	135,625
Short-term investments	126,024	99,039
Accounts receivable, net	41,910	45,254
Prepaid expenses and other assets	10,524	7,508

Total Current Assets	298,899	287,426

Property and equipment, net	19,320	13,398
Long-term marketable investment securities	26,966	15,040
Restricted cash and investments	12,000	12,000
Goodwill	136,687	107,329
Other intangibles from acquisitions, net	31,553	32,755
Deferred tax assets	22,573	18,895
Patents and other assets	11,250	11,082

TOTAL ASSETS	559,248	497,925

LIABILITIES
Accounts payable	3,933	5,380
Accrued expenses	55,571	40,174
Deferred revenue	28,808	23,262

Total Current Liabilities	88,312	68,816
Other liabilities	2,944	959

TOTAL LIABILITIES	91,256	69,775

STOCKHOLDERS’ EQUITY	467,992	428,150

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	559,248	497,925